November 1, 2018

Shimon Alon
Chief Executive Officer
Attunity Ltd.
16 Atir Yeda Street, Atir Yeda Industrial Park
Kfar Saba 4464321, Israel

       Re: Attunity Ltd.
           Registration Statement on Form F-3
           Filed October 24, 2018
           File No. 333-227969

Dear Mr. Alon:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Edwin Kim, Staff Attorney, at (202) 551-3297, or Jan Woo, Legal Branch
Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Information Technologies
                                                            and Services
cc:    Howard E. Berkenblit